August 7, 2013

Securities and Exchange Commission Office of Beverages, Apparel and Mining 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Tia L. Jenkins
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 30, 2013, regarding
SilverCrest Mines, Inc.
Form 40-F for the Year Ended December 31, 2012
Filed April 5, 2013
File No. 001-35632

Ladies and Gentlemen:

This letter responds to Staff’s Comments set forth in the July 30, 2013 letter regarding the annual report on Form 40-F of SilverCrest Mines, Inc. (“SilverCrest”).  For your convenience, Staff’s Comments are included below and we have enumerated our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission (the “Commission”), and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 Annual Information Form

Update to the Technical Summary of Preliminary Assessment Report, page 42

Staff Comment No. 1.

Proven and/or probable reserves are disclosed for your property as of January 2012.  Please forward to our engineer as supplemental information and not as part of your filing, your most current updated information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C

_____________________________________________________________________________________________
570 Granville Street – Suite 501; Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-694-1761 www.silvercrestmines.com

United States Securities and Exchange Commission
August 7, 2013

of Industry Guide 7 pursuant to rule 12b-4 of the Exchange Act.  The information requested includes, but is not limited to:

●	Property and geologic maps

●	Description of your sampling and assaying procedures

●	Drill-hole maps showing drill intercepts

●	Representative geologic cross-sections and drill logs

●	Description and examples of your cut-off calculation procedures

●	Cutoff grades used for each category of your reserves and resources

●	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

●	A detailed description of your procedures for estimating reserves

●	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

●	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.  Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

SilverCrest’s Response:

SilverCrest is incorporated in British Columbia and is a “foreign private issuer” as defined in Rule 405 of the Securities Act of 1933, as amended.  SilverCrest satisfies the requirements of General Instruction A.2 of Form 40-F and files reports with the Commission pursuant to the multi-jurisdictional disclosure system (MJDS) adopted by the securities regulatory authorities in Canada and the Commission.  Pursuant to MJDS, SilverCrest prepares its Annual Information Form in accordance with applicable

United States Securities and Exchange Commission
August 7, 2013

Canadian disclosure requirements.  SilverCrest intends to continue to prepare its Annual Information Form and other Canadian MJDS reports filed with the Commission pursuant to such Canadian disclosure requirements.

The disclosure contained in SilverCrest’s Form 40-F for the year ended December 31, 2012 complies with the disclosure requirements of Form 40-F and the Exchange Act based on the relevant Canadian disclosure requirements for SilverCrest’s Annual Information Form and other Canadian MJDS reporting requirements. SilverCrest reports Reserve and Resource estimates in accordance with National Instrument 43-101 (the "NI 43-101"), the national instrument for the Standards of Disclosure for Mineral Projects within Canada.  The disclosure requirements of NI 43-101 may differ materially from the requirements of SEC Industry Guide 7 (pursuant to rule 12b-4 of the Exchange Act).  As disclosed at page 2 of SilverCrest’s Form 40-F under the heading “Resource and Reserve Estimates,” SilverCrest is not subject to the disclosure requirements of SEC Industry Guide 7 or Section C therein.

Staff Comment No. 2.

We note you reported your reserves as of January 2012 in your filings for the Fiscal Year Ending December 31, 2012.  We also note your statement that as of January 2013, the open pit probable reserves at the Santa Elena Mine had declined by approximately 50% from the reserve numbers reported in January 2012 as a result of production in 2012 and the conversion of a portion of the remaining open pit reserves to underground resources as a result of re-design of the open pit mine.  Mining companies in the production stage need to update and report their reserves/resources as of their fiscal year end to correlate with their financial statements, i.e. DD&A - units of production, along with providing the appropriate annual production information.  In many instances, the change in reserves is not material and does not require the filing of a new technical report, but investors do need to be provided with updated reserve/resource information annually that is clearly linked to the financial documents and their production reports.  In future filings please report annually your reserves/resources as of your fiscal year end.  A reconciliation of the previous reserve disclosure, using the annual production to arrive at the present reserve/resource estimate with a variance explanation, installs confidence in a reserve/resource report as prepared by production stage companies.

SilverCrest’s Response:

As noted in response to Staff Comment No. 1, the disclosure contained in SilverCrest’s Form 40-F for the year ended December 31, 2012 complies with the disclosure requirements of Form 40-F and the Exchange Act based on the relevant Canadian disclosure requirements for SilverCrest’s Annual Information Form and other Canadian MJDS reporting requirements. SilverCrest reports reserve and resource estimates in accordance with NI 43-101.  The disclosure requirements of NI 43-101 may differ materially from the requirements of SEC Industry Guide 7 (pursuant to rule 12b-4 of the Exchange Act) as disclosed at page 2 of SilverCrest’s Form 40-F under the heading “Resource and Reserve Estimates.”

United States Securities and Exchange Commission
August 7, 2013

SilverCrest will, to the extent required by Canadian disclosure requirements, provide annual updated Reserve and Resource information, linked to the financial documents and production reports, and reconciliations in its future annual report filings.

Exhibit 99.2 Consolidated Financial statements and Notes

Notes to the Consolidated Financial Statements, page 7

Staff Comment No. 3.

We note your disclosure that “The accounting policies set out below have been applied consistently to all periods presented in these financial statements and are based on IFRS in effect as at March 12, 2013, the date the Board of Directors approved these consolidated financial statements for issue.”  This appears to be inconsistent with the requirements of IFRS 1, particularly paragraphs 7 and 8.  Please clarify the date you used to determine which accounting policies to apply and revise in future filings.

SilverCrest’s Response:

The accounting policies set out in the annual financial statements for the year ended December 31, 2012, were based on IFRS in effect as at December 31, 2012.  In future filings, SilverCrest will clarify the date it used to determine application of its accounting policies.

2.	Significant Accounting Policies, page 8

Staff Comment No. 4.

We note your disclosure that you include a portion of resources considered to be probable of economic extraction, in your calculation of depletion calculation.  Please address the following:

●	Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of resources expected to be considered probable of economic extraction.

●
Provide us with your history of converting resources into proven and probable reserves. Tell us the number of years of historical data that you have used to estimate your projected rates of converting resources to proven and probable reserves.

●	Tell us the extent to which resources are currently accessible and the extent to which additional capital improvements are required to convert and gain access to resources.

Please provide us with draft disclosures to be included in future filings.

United States Securities and Exchange Commission
August 7, 2013

SilverCrest’s Response:

SilverCrest provides the following supplemental disclosure to the Staff:

●
As noted above in SilverCrest’s responses to Staff Comments Nos. 1 and 2, SilverCrest reports Reserve and Resource estimates in accordance with NI 43-101. Proven and Probable Reserves are considered to be probable of economic extraction. Measured Resources were not estimated, therefore, there was no conversion to Proven Reserves. SilverCrest estimates that 100% of Indicated Resources in the open pit are considered to be probable of economic extraction as defined in the NI 43-101 Technical Report titled “Santa Elena Expansion Pre-Feasibility Study and Open Pit Reserve Update” (“the Technical Report”) effective date April 30, 2013 recently filed on July 25,2013. Probable Reserves were used in the calculation of depletion expense; the capitalization of production phase stripping costs; and forecasting the timing of the payments related to the asset retirement obligations. Inferred resources, estimated in accordance with NI 43-101 are not included in Proven and Probable Reserves.

●
Information for the Depletion calculation was taken from the “NI 43-101 Technical Report – Reserve Update for the Santa Elena Open Pit – effective date April 1, 2011. Per table 4 there was 5.1 million Probable tonnes providing 178,900 ounces of recoverable gold and 4.8 million recoverable ounces of silver. Since declaration of Mineral Reserves at the Santa Elena Mine in 2009, all resources in the open pit have been converted to reserves and depleted from active mining on an annual basis using systematic mine surveys, truck counts, and reconciled grade control. Further details on the history of reserve depletion can be reviewed in the Technical Report.

●
The Open Pit Reserves are fully accessible by conventional mining with standard ore and waste removal and metals recovery. Minimal further capital is required to complete extraction of Reserves from the open pit. Development of Underground Reserves is currently ongoing with the construction of a conventional ramp from surface to approximately 500 vertical metres. Standard ore development and stoping of reserves will be completed and hauled from underground via ramp access to the surface processing facility for metal recovery. As detailed in the Technical Report, approximately US$43 million of initial and sustaining capital is required to extract the Underground Reserves over an estimated additional mine life of 8 years. Heap Leach Spent Ore Reserves are readily accessible being located immediately adjacent to the newly constructed process facility and requiring minimal further capital for metal extraction. The Expansion project at Santa Elena includes underground development, new processing plant, infrastructure, mine equipment, drilling and evaluation for further resource to reserve conversion, life of mine (8 years) sustainable capital and contingencies and requires a total capital expenditure of approximately US$112 million. As of April 30, 2013, the effective date of the Technical Report, an estimated US$24.2 million had been spent on the Expansion project.

Exhibits

Section 302 Certifications

Staff Comment No. 5.

We note that your Section 302 certifications do not comply with Item 601(31) of Regulation S-K in that the head note to paragraph 4 does not include a reference to

United States Securities and Exchange Commission
August 7, 2013

internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).  Please confirm that in future filings, you will revise your certifications to address it.

SilverCrest’s Response:

SilverCrest will revise its Section 302 certifications to comply with Item 601(31) of Regulation S-K in future filings.

* * * * *

SilverCrest hereby acknowledges that:

●	SilverCrest is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

●	SilverCrest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact our United States legal counsel, Kenneth Sam of Dorsey & Whitney LLP, at (303) 629-3445.

Sincerely, SilverCrest Mines, Inc.

/s/ J. Scott Drever
J. Scott Drever
Chairman and CEO

cc: Kenneth Sam, Dorsey & Whitney LLP